UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF December, 2003

ThrillTime Entertainment International, Inc.

(Registrant’s name )

Suite #322 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F __ ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

1) Notice of Annual General Meeting

2) Information Circular

3) Report to Shareholders

4) Audited Financial Statements for the period ending July 31, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc.., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

December 18, 2003

ThrillTime Entertainment International, Inc.

By:

/s/  “Sherrill Cyr”

----------------------------------------------------------------------------

Sherrill Cyr

Secretary

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Suite 322 - 4585 Canada Way, Imperial Square

Burnaby, British Columbia  V5G 4L6

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of THRILLTIME ENTERTAINMENT INTERNATIONAL, INC. (the “Company”) will be held at the Radisson Hotel Burnaby, Salon A, 4331 Dominion Street, Burnaby, B.C. on January 27, 2004 at 2:30 p.m. (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1.

To receive the Report of the Directors to the Members.

2.

To receive the financial statements of the Company and its subsidiaries for the fiscal period ending July 31, 2003 and the report of the auditor thereon.

3.

To elect directors to hold office until the close of the next Annual General Meeting.

4.

To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

5.

To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

6.

To transact such business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.  Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at #1900 – 355 Burrard Street, Vancouver, BC, V6C 2G8, during normal business hours up to January 27, 2003 being the date of the Meeting, and at the Meeting.

The Board of Directors of the Company has fixed December 12, 2003 as the record date for the determination of the members entitled to receive notice and vote at the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on the member’s behalf.  If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Burnaby, British Columbia this 12th day  of  December, 2003.

BY ORDER OF THE BOARD

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

“Ralph Proceviat”, President and Director

INFORMATION CIRCULAR

As at December 12, 2003 unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of THRILLTIME ENTERTAINMENT INTERNATIONAL, INC. (the "Company"), in respect of the Annual General Meeting of the members of the Company (the "Meeting") to be held at the time and place and for the purposes set forth in the Notice of Meeting.

Notes:

1.

The term "member" as defined in the Company Act R.S.B.C. 1996, c.62 (the "Company Act") means every person whose name is entered in the register of members of a British Columbia company or any branch register thereof, and has that meaning wherever it appears throughout this Information Circular or the accompanying Notice of Meeting.  The exercise by the holder of a share of a British Columbia company, or rights granted under or pursuant to the Company Act to a member of such company is contingent upon the holder being registered as a member thereof.

2.

All dollar figures herein are expressed in United States dollars unless otherwise specified.

It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost.  The cost of this solicitation will be borne by the Company.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance notice of the Meeting inviting nominations for directors of the Company, as required by Section 111 of the Company Act, was delivered to the British Columbia Securities Commission and the TSX Venture Exchange ("TSX") and was published in the Vancouver Province on December 2, 2003.

APPOINTMENT OF PROXYHOLDER AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Company's management.   A member desiring to appoint some other person (who need not be a member) to represent him at the meeting may do so by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.  If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

The completed proxy must be received at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the  time of the meeting.

A member who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Investor Services, Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1; or to the registered office of the Company at #1900 - 355 Burrard Street, Vancouver, B.C. V6C 2G8, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof; or to the Chairman of the Meeting or any adjournment thereof; or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made.  IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR MANAGEMENT'S NOMINEES FOR ELECTION AS DIRECTORS AND APPOINTMENT AS AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the Meeting other than those referred to in the accompanying Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon, other than the election of directors or the appointment of auditors:

1.

any director or senior officer of the Company since the commencement of the Company's last completed financial year;

2.

any proposed nominee for election as a director of the Company; and

3.

any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 Common Shares without par value (the "Common Shares").  20,007,297 Common Shares were issued and outstanding as of December 12, 2003.

Only members are entitled to vote at the Meeting.  Members are entitled to one vote for each Common Share held.  The directors of the Company fixed December 12, 2003 as the record date for the determination of the members entitled to receive notice and vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

DETERMINATION OF NUMBER OF DIRECTORS

The directors are elected at each annual general meeting to hold office until the next annual general meeting or until their successors are duly elected or appointed, unless such office is earlier vacated in accordance with the Articles of the Company or a director becomes disqualified to act as a director.  The authority to determine the number of directors of the Company to be elected at the Meeting rests with the members.  The number of directors has been previously fixed at four by way of ordinary resolution and four directors were elected at the Company's Annual General Meeting held on January 28th, 2003.

ELECTION OF DIRECTORS

The persons named in the following table are proposed by management for election as directors of the Company.  Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.  In the absence of instructions to the contrary, the enclosed Proxy will be voted in favour of the election of the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  THE COMPANY HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF, ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years	First and Present Position with the Company	Number of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(1)
Sherrill Cyr Canada	Secretary & Director of Corporate Services ThrillTime Entertainment International, Inc.	Secretary, Aug. 25, 1995 to present. Director, Nov. 03, 1999 to Apr. 26, 2002. Director, Aug. 28, 2002 to present.	60,033
Frank Deacon Canada	Director of Sales & Marketing for Grimms Fine Foods	Director, Nov. 25, 2002 to present.	102,900
Ralph Proceviat, C.A. Canada	Management Consultant, Jan 1994 to Nov. 2001	CFO, Nov. 26, 2001 to present. Treasurer, Apr. 30, 2002 to present. President & Director, July 03, 2002 to present.	200,000
Darrel Taylor Canada	President of Attica Equipment Ltd. President of Canport Industries Ltd.	Director, Aug. 28, 2002 to present	373,000

 (1)

Securities beneficially owned by directors are based on information furnished to the Company by he nominees.

Under the terms of the Company Act, the Company is required to have an Audit Committee.  The members of the Audit Committee are Frank Deacon, Ralph Proceviat and Darrel Taylor.

The Company does not have an Executive Committee.

STATEMENT OF REMUNERATION OF MANAGEMENT

1.

Statement of Executive Compensation

Reference is made to Schedule "A" attached hereto and forming a part hereof.

2.

Stock Options

Description of Stock Option Plan

Under the terms of the Company’s Stock Option Plan approved by the shareholders at the Company’s Annual General Meeting held on November 7, 1997, the Directors may, from time to time, designate full and part-time employees, officers and Directors of the Company or its subsidiaries, consultants and persons performing special technical or other services to the Company or its subsidiaries, (collectively, "Eligible Individuals"), and the personal holding corporations of any of the Eligible Individuals, as persons to whom options to purchase common shares of the Company may be granted, provided that the total number of common shares under option shall not exceed the aggregate limit of 3,407,850 (as approved by members at the Annual General Meeting held on January 22, 1999) and, further provided, that the total number of shares to be reserved for issuance to any one person shall not exceed 5 percent of the issued and outstanding shares of the Company.  Shares in respect of which options have expired unexercised or have been cancelled and are no longer subject to being purchased pursuant to the terms of any option shall be available for further options under the Plan.  Options which were issued and outstanding on the date the Plan was established are included in the aggregate limit established.  A person is entitled to have one or more stock options outstanding at a time.

The exercise price per share shall be fixed by the Directors when such option is granted, provided that such price as is acceptable to the TSX.  In accordance with Policy 4.4 of the TSX Corporate Finance Manual, the exercise price must not be less that the Discounted Market Price, subject to a minimum price of Cdn. $0.10.

Granting of Options

During the most recently completed financial year (August 1, 2002 to July 31, 2003) (the "Financial Period"), the Company granted the following incentive stock options to its directors:

Name of Optionee	Date of Grant (M/D/Y)	No. of Shares	Exercise Price Per Share (Cdn.)	30 day Trading Price Range per Share (Cdn.)	Expiry Date (M/D/Y)
Sherrill Cyr	09/12/02	350,000	$0.10	(note 1)	10/31/05
Frank Deacon	11/25/02	350,000	$0.10	(note 2)	10/31/05
Ralph Proceviat	09/12/02	400,000	$0.10	(note 1)	10/31/05
Darrel Taylor	09/12/02	350,000	$0.10	(note 1)	10/31/05

Note (1)

Trading of the Company’s common shares on the TSX for the 30 day period preceding the grant remained constant at Cdn. $0.015 per share.

Note (2)

Trading of the Company’s common shares on the TSX for the 30 day period preceding the grant remained constant at Cdn. $0.015 per share.

Exercise of Options

No incentive stock options were exercised during the Financial Period.

Summary of Number of Securities under Option

1.

2,075,000 options without par value were granted during the Financial Period, of which 1,450,000 were granted to insiders.

2.

as at the date hereof, incentive stock options to purchase up to a total of 1,900,000 common shares are outstanding, all of which were granted pursuant to the Company's Stock Option Plan.  Of this total, 1,450,000 shares pertain to insiders.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers and senior officers of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than “routine indebtedness”) as such term is defined in applicable securities legislation, at any time since the commencement of the Company’s last completed financial year, for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the Company’s last completed financial year, other than as disclosed elsewhere herein, no insider, proposed nominee for election as a director or any associate or affiliate of such insider or proposed nominee of the Company has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company proposes to nominate KPMG, Chartered Accountants, of Suite 400 - 625 Agnes Street, New Westminster, B.C. V3M 5Y4, as auditor of the Company to hold office until the close of the next Annual General Meeting of members.  It is proposed that the remuneration to be paid to the auditor be fixed by the directors.  KPMG was first appointed auditor of the Company on August 8, 1997.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by persons other than the directors and senior officers of the Company and such subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

Management of the Company has no knowledge of any other matters to come before the meeting other than as set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

BOARD APPROVAL

The contents of this Information Circular have been approved in substance and its mailing has been authorized by the directors of the Company pursuant to consent resolutions passed as of December 12th, 2003.

BY ORDER OF THE BOARD

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

“Ralph Proceviat”, President and Director

Schedule "A" to the Information Circular of

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.  (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

During the financial year ending July 31, 2003 the aggregate remuneration paid to all directors and senior officers of the Company and its subsidiaries was approximately $172,005.

For the purposes of this Statement of Executive Compensation:

1.

"CEO" of a company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

2.

"executive officer" of a company for a financial year means an individual who at any time during the year was:

(a)

the Chair of the company, if that individual performed the functions of the office on a full-time basis;

(b)

a Vice-Chair of the company, if that individual performed the functions of the office on a full-time basis;

(c)

President of the company;

(d)

a Vice-President of the company in charge of a principal business unit, division or function such as sales, finance or production; or

(e)

an officer of the company or any of its subsidiaries or any other person who performed a policy-making function in respect of the company

(f)

whether or not the individual was also a director of the company or any of its subsidiaries.

3.

"Named Executive Officers" means:

(a)

each CEO, despite the amount of compensation of that individual;

(b)

each of the company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required for an executive officer whose total salary and bonus does not exceed Cdn. $100,000; and

(c)

any additional individuals for whom disclosure would have been provided under item (b) but for the fact that the individual was not serving as an executive officer of the issuer at the end of the most recently completed financial year.

1.

Executive Compensation

The following table sets forth, for each of the Company's two most recently completed financial years, the Company's most highly compensated executive officers and are therefore the "Named Executive Officers".   No other officer’s total salary exceeded Cdn. $100,000.

		Annual Compensation			LongTerm Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Other Annual Compen- Sation ($)	Securities Under Options/ SARs(3) granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(3) payouts ($)	All Other Compen- sation ($)
Charles Moody CEO (4)	2003 2002	11,000 132,000	NIL NIL	NIL NIL	NIL NIL	NIL NIL	NIL NIL	NIL NIL
Ralph Proceviat President & CEO	2003	111,418	74,260	NIL	NIL	NIL	NIL	NIL

Notes:

(1)

Bonus amount is based upon terms of an employment contract dated November 8, 2001.  This amount was earned during the financial year but has not been paid as of the date hereof.

(2)

Stock appreciation rights.

(3)

Long-term incentive plan

(4)

Mr. Proceviat was appointed CEO on August 31, 2002

2.

Long Term Incentive Plan

The Company does not have a long term incentive plan.

3.

Options and Stock Appreciation Rights ("SARs")

The following table sets forth details of incentive stock options granted to Ralph Proceviat, CEO, during the most recently completed Financial Period.

Name	Securities under options/SARs granted (#)	Percentage of Total Options/SARs granted to Employees in Financial Period	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Ralph Proceviat	400,000	19.3%	Cdn. $0.10	Cdn. $0.015	Oct. 31, 2005

There were no incentive stock options exercised by the Named Executive Officer during the Financial Period.  Subsequent to the end of the Financial Period, 300,000 options granted to the Named Executive Officer on December 13, 2001 were cancelled.

4.

Pension Plan

The Company does not have a pension plan available to its officers and employees.

5.

Employment Contracts

The Company has an employment contract with Ralph Proceviat, which provides for the  bonus disclosed under Item 1 of this Schedule A.

“Bonus payable in US Dollars

1% of fiscal pre-tax accounting income for fiscal year 2002 (The 2002 fiscal year ends July 31, 2002).  In successive years, 1% of fiscal pre-tax accounting income if fiscal pre-tax accounting income is greater than $2 million.  1-1/2% of fiscal pre-tax accounting income if fiscal pre-tax accounting income is greater than $3.5 million.  2% of fiscal pre-tax accounting income if fiscal pre-tax accounting income is greater than $5 million.”

Fiscal pre-tax accounting income for the Financial Period was $4,950,377.

6.

Termination of Employment

Charles Moody resigned as CEO on August 31, 2002.

7.

Compensation of Directors

During the Financial Period, no compensation was paid to the directors of the Company or any of its subsidiaries for their services:

(a)

in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b)

as consultants or experts.

AudRep.doc

FORM 51-901F

Quarterly Report

Incorporated as part of:

____x____ Schedule A

_________ Schedules B & C

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:  ThrillTime Entertainment International, Inc.

ISSUER ADDRESS:  #322 – 4585 Canada Way

                                    Burnaby, BC  V5G 4L6

ISSUER PHONE NUMBER:  (604) 294-8084

ISSUER FAX NUMBER:  (604) 294-8709

CONTACT PERSON:  Ralph Proceviat

CONTACT’S POSITION:  President

CONTACT TELEPHONE NUMBER:  (604) 294-8084

FOR QUARTER ENDED:  July 31, 2003

DATE OF REPORT:  December 12, 2003

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THERIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Ralph Proceviat

“Ralph Proceviat”

03/12/12

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

Sherrill Cyr

“Sherrill Cyr”

03/12/12

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

Consolidated Financial Statements of

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Years ended July 31, 2003, 2002 and 2001

To Our Shareholders

Each year in a company’s history forms another chapter in an evolving story.  For ThrillTime, 2003 was a chapter filled with hard-earned achievements as well as some difficulties and disappointments.  External and political factors around the world had a negative impact on the amusement ride industry in terms of new ride sales and park attendance but they also spurred on positive efforts to sharpen our focus on the disciplined execution of our 2003 operational and financial initiatives and continue to explore ways to increase shareholder value.

Once again, we demonstrated the strength of the fundamentals of our royalty based business model in the face of adversity.  When many of our competitors have either folded or given up, ThrillTime continues to live to fight another day.

Our accomplishments during the year included settling with the convertible debenture holder, which added $6.1 million to the Company’s bottom line and kept the Company from becoming controlled by one group holding 27% of the Company’s outstanding shares.  We also implemented necessary organizational changes which decreased overall operating expenses. From an operations and earnings per share perspective, the results of the above translate into ThrillTime’s best year ever, achieving net income of $4,818,993 and earnings per share of $0.26.

However, against the backdrop of a sluggish economy and limited ride sales due in part because of territorial limitations built into our existing licensing agreements, the Company continues to struggle with servicing its heavy “acquisition” debt load as well as debt related to a settlement reached with another party in 1998.  Although our lenders have been very co-operative in allowing the Company time to bring its various accounts current and up to date, the fact of the matter is that the Company is in arrears totaling approximately $900,000. Adding to our woes is the fact that our general liability insurance premiums have tripled since the events of September 11, 2001, rising from $124,750 for $10 million coverage to $375,600 for $5 million coverage this past fiscal year.

With the current low share price, issuing shares to eliminate or reduce the debt load does not make good business sense and would be punitive to existing shareholders from a dilution perspective. The only real options left for the Company that will ensure its survival are:

•

Re-negotiating more favorable terms with our current lenders by extending the loan amortization periods and taking advantage of lower interest rates

•

Negotiating with a new lender willing to take out the existing secured debt

•

Selling its interests in its ride operating businesses to pay out its debt

•

Changing its business model by teaming up with a like-minded strategic partner. This will allow the Company to generate potential cash flows without being burdened with high operating costs and spiraling insurance premiums.

Setting the Foundation for a New Chapter for ThrillTime

Despite our efforts over the past 6-12 months, we have not been able to re-negotiate more favorable terms with our current lender nor have we been able to find a new lender willing to take out the existing secured debt.  This, coupled with an uncertain future in the amusement ride industry, has forced the Board of Directors to explore all available options open to the Company and, where appropriate, set into play drastic but calculated measures to ensure the Company’s survival.

To this end, we have been seeking out partners and buyers for the business to enable the Company to eliminate its crippling debt load and potentially generate substantially the same cash flow without having the outflows associated with servicing its debt, covering operating expenses and paying out huge premiums for general liability insurance.

Without the debt, the Company will be in a position to pursue more lucrative investment strategies and opportunities and over time change its business direction.

Although the total assets in the consolidated balance sheet only amount to $836,226, the future value of the Company is tied to the proprietary patents and future royalty revenue from existing license agreements.  Even though the patents for the Skycoaster® and Top Eliminator® have been fully amortized for accounting purposes, royalty and parts and service revenue will continue for a minimum seven year period for the Skycoaster® and nine years for the Top Eliminator®. In summary, the value to a buyer of the assets and to ThrillTime as the seller, relates to the cash flow that will be derived from these future revenue streams. Unlike with many of the Company’s competitors, the sale of new rides in the future not only generates one time gross profits, but on-going trailing revenues from royalties, the sale of parts and the provision of support services.  This on-going stream of revenue is a key consideration in determining a value for the businesses.

Next Steps

The Board of Directors has identified a select group of potential companies with the financial means to establish a business relationship and is currently carrying on discussions with these parties.  As the solution to the financial crisis may involve the sale of the Company’s subsidiaries, the Board and Management team will require shareholder, lender and regulatory approval for this transaction.  At the time of this Shareholder report, a letter of intent is being negotiated with one interested party. However, prior to signing a letter of intent and entering into a due diligence phase, both parties are awaiting the approval of the secured lender who thus far has expressed an interest in transferring the debt.

This transaction will require both regulatory and shareholder approval and it is anticipated that shareholder approval will be sought at a Special Meeting in February 2004.

Outlook and Summary

It is with a sense of closure that we are on the edge of completing one chapter in the life of ThrillTime but, with a new mission, business plan and direction, and your continued support, we look forward to a more promising chapter that will bring future prosperity and reward to our existing and future shareholders.

With reduced capital requirements associated with non-revenue generating debt, earnings growth related to new business ventures that ThrillTime may become involved in, the potential revenues associated with the sale of its interests in its subsidiaries and without the need to service the secured lender debt, ThrillTime will come out of this period stronger and more focused on increasing shareholder value.

At ThrillTime, with your support, we are moving ahead with confidence and a sense of renewal and vigor.  Your team at ThrillTime has and will continue to respond to the challenges we face with innovation, hardwork and an attitude where “giving up” is not an option.

Our commitment is behind our achievements to date and will lead to our successes tomorrow.  As ThrillTime enters a new chapter and transforms itself, we intend to do so with a business model and financial structure that generates positive cash flow, supports growth and drives shareholder value.

On behalf of your Board of Directors, Management Team and Staff, we look forward to a successful new future for your Company.

Sincercely,

“Ralph Proceviat”

Ralph Proceviat

President

Kpmg
KPMG LLP Chartered Accountants Box 10426, 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Telefax (604) 691-3031 www.kpmg.ca
AUDITORS' REPORT
To the Shareholders of ThrillTime Entertainment International, Inc.

We have audited the consolidated balance sheets of ThrillTime Entertainment International, Inc. as at
July 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended July 31, 2003, 2002 and 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended July 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)
Chartered Accountants
Vancouver, Canada
October 22, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the Shareholders dated October 22, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

KPMG LLP (signed)

Chartered Accountants
Vancouver, Canada
October 22, 2003

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

As at July 31, 2003

	2003	2002

Assets

Current assets:
Cash and cash equivalents	$ 202,943	$ 265,729
Accounts receivable	378,055	396,830
Inventories (note 3)	188,083	172,732
Prepaid expenses	19,772	18,125
	788,853	853,416

Capital assets (note 4)	22,373	64,914

Other assets:
Deferred financing costs	25,000	72,206
Investment (note 5)	−	1
Patent rights (note 6)	−	1,005,160
	25,000	1,077,367

	$ 836,226	$ 1,995,697

Liabilities and Shareholders’ Deficiency

Current liabilities:
Accounts payable and accrued liabilities	$ 366,385	$ 212,603
Income and other taxes payable	21,473	55,248
Current portion of long-term debt (note 7)	2,952,240	7,390,987
	3,340,098	7,658,838

Long-term debt (note 7)	−	2,567,938
	3,340,098	10,226,776

Shareholders’ deficiency:
Share capital (note 8):
Authorized: 100,000,000 common shares, without par value
Issued: 20,007,297 common shares	7,801,123	7,905,999
Contributed surplus (note 8(b))	505,236	−
Shares held in treasury: 247,200 common shares	−	(1,003,235)
	8,306,359	6,902,764
Equity component of convertible debentures (note 7)	−	495,381
Deficit	(10,810,231)	(15,629,224)
	(2,503,872)	(8,231,079)
Continuing operations (note 1)
Commitments and contingencies (note 14)

	$ 836,226	$ 1,995,697

On behalf of the Board:

     “Ralph Proceviat”

Director

    “Sherrill Cyr”

Director

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Consolidated Statements of Operations and Deficit

(Expressed in U.S. Dollars)

Years ended July 31, 2003, 2002 and 2001

	2003	2002	2001

Product sales	$ 963,749	$ 1,678,899	$ 2,950,306

Cost of sales	592,897	1,110,444	2,439,128

Gross margin (note 16)	370,852	568,455	511,178

Other revenue:
Royalty revenue	1,024,889	982,547	1,141,134
Other revenue	261,166	299,650	88,974
	1,656,907	1,850,652	1,741,286
Operating expenses:
General and administration	1,285,377	1,372,424	1,227,248
Marketing and selling	37,178	56,984	68,614
Research and development	11,210	9,053	1,661
	1,333,765	1,438,461	1,297,524

Operating income (loss) before interest expense, income taxes, amortization, and under noted	323,142	412,191	443,762

Interest expense net of interest income	513,792	676,054	657,795
Amortization of capital assets	44,318	103,326	117,003
Amortization of patent rights	1,005,160	1,664,946	1,664,947
Write-down of assets, legal and other costs (note 9)	1	331,000	876,495
Gain on settlement of convertible securities (note 7(a))	(6,116,246)	−	−
	(4,552,975)	2,775,326	3,316,240

Income (loss) before income taxes	4,876,117	(2,363,135)	(2,872,478)

Income tax expense (note 10)	(57,124)	(80,031)	(193,465)

Net income (loss) for the year	4,818,993	(2,443,166)	(3,065,943)

Deficit, beginning of year	(15,629,224)	(13,186,058)	(10,120,115)

Deficit, end of year	$ (10,810,231)	$ (15,629,224)	$ (13,186,058)

Earnings (loss) per share (note 8(e))	$ 0.26	$ (0.14)	$ (0.18)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

Years ended July 31, 2003, 2002 and 2001

	2003	2002	2001

Cash flows from (used in) operating activities:
Operating income/loss for the period	$ 4,818,993	$ (2,443,165)	$ (3,065,943)
Items not involving cash:
Amortization of capital assets	44,318	103,326	117,003
Amortization of patent rights	1,005,160	1,664,946	1,664,947
Amortization of deferred financing costs	47,206	85,297	85,296
Amortization of deferred gain (note 7(a))	(62,697)	(150,475)	(150,474)
Gain on settlement of convertible securities (note 7(a))	(6,611,627)	−	−
Gain on disposal of Skycoaster® (note 4)	(175,000)	−	−
Loss on disposal of capital asset	6,173	−	−
Stock compensation	9,855	−	−
Non-cash interest on convertible securities	189,320	452,220	452,220
Write-down of inventory	−	331,000	676,496
Write-down of investment	1	−	199,999
Cash flows from (used in) operations	(232,917)	43,148	(20,456)
Change in non-cash operating working capital:
Accounts receivable	18,775	254,516	(115,390)
Inventories	(15,351)	190,194	(53,971)
Prepaid expenses	(1,647)	1,272	14,943
Accounts payable and accrued liabilities	153,782	(692,892)	404,697
Customers deposits	−	(25,000)	(1,382)
Income and other taxes payable	(33,775)	(36,487)	5,799
Cash flows from (used in) operating activities	(111,133)	(265,249)	234,240

Cash flows from (used in) financing activities:
Repayment of long-term debt	(184,562)	(557,153)	(667,070)
Issuance of common shares	65,859	−	−
Cash flows from (used in) financing activities	(118,703)	(557,153)	(667,070)

Cash flows from (used in) investing activities:
Capital assets	(7,950)	(3,853)	(2,946)
Proceeds on disposal of Skycoaster®	175,000		−
Cash flows from (used in) investing activities	167,050	(3,853)	(2,946)

Decrease in cash and cash equivalents	(62,786)	(826,255)	(435,776)

Cash and cash equivalents, beginning of year	265,729	1,091,984	1,527,760

Cash and cash equivalents, end of year	$ 202,943	$ 265,729	$ 1,091,984

Supplementary cash flow information (note 11)

See accompanying notes to the consolidated financial statements.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars)

Years ended July 31, 2003, 2002 and 2001

The Company is incorporated under the Company Act (British Columbia) and its principal business activities are the sale and development of actual experience amusement rides.

1. Continuing operations:

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business notwithstanding that, at July 31, 2003, the Company had a working capital deficiency of $2,551,245, shareholders’ deficiency of $2,503,872, non-compliance with terms in certain debt instruments (note 7), negative cash flows from operating activities for 2003, and with income being generated in the current fiscal year primarily due to a gain on the settlement of convertible securities, and losses in each of the previous two fiscal years.  Operations to date have been primarily financed by long-term debt and equity transactions. As a result, the Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available. If it is not, the Company will be required to reduce operations or liquidate assets. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Significant accounting policies:
(a) Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc., both incorporated under the laws of the State of Nevada, U.S.A. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which are substantially in accordance with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in note 15.

(b) Cash and cash equivalents:
Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments with a term to maturity of three months or less on acquisition.
(c) Inventories:
Inventories are stated at the lower of cost, on a first-in, first-out basis, and net realizable value.
(d) Capital assets:
Capital assets are recorded at cost and are amortized over their remaining estimated useful economic life as follows:

Asset	Method and rate

Equipment	Declining-balance basis at between 20% and 30% per annum
Skycoasters	Straight-line basis over the term of their operating agreements (3-5 years)

(e) Deferred financing costs:

Deferred financing costs relate to the issuance of convertible securities during 1998 and the secured loan during fiscal 2000 (note 7). These costs are being amortized to interest expense over the terms of the respective debt instruments.

(f) Investments:

Investments in shares of companies where the Company does not have the ability to exercise significant influence over the operating, financing and investing activities of the investee are carried at cost, less a provision for other than temporary decline in value.

(g) Patent rights:

Patent rights acquired as a result of business acquisitions are amortized on a straight-line basis over their remaining useful life, which on acquisition, was estimated to be 5 years. Management reassesses the net recoverable amount of the patents on a periodic basis, based on the estimated undiscounted future net cash flows. An impairment charge is recognized to the extent that the carrying value exceeds its net recoverable amount.

(h) Stock based compensation:

Effective August 1, 2002, the Company adopted, on a prospective basis, the standard in Section 3870 of the CICA Handbook for accounting for stock-based compensation.  The new standard requires the Company to account for direct share awards and grants of options to non-employees using the fair value method of accounting for stock-based compensation.  Options granted to employees and directors will be accounted for using the intrinsic value method of accounting for stock-based compensations.  Accordingly, no compensation cost has been recognized for such grants of options to employees and directors, as the exercise price is equal to the market price of the stock on the grant date.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable.  The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The cost of stock-based payments to non-employees that are fully vested and nonforfeitable at the grant date is measured and recognized at that date.

The Company issues shares and share options under its share-based compensation plans as described in note 8(c).  Any consideration paid by employees on exercise of the share options or purchase of shares is credited to share capital.

(i) Translation of foreign currencies:

The Company’s functional currency is the U.S. dollar.   Amounts denominated in foreign currencies but for which the functional currency of the operation is the United States dollar are translated at the exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rate prevailing at the balance sheet date.  Exchange gains and losses on translation are included in earnings.

(j) Revenue recognition:

Revenues from the sale of entertainment rides are recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue relating to the contract that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. To the extent that payments received from the purchaser pursuant to the agreement are in excess of the revenue recognized, such excess is presented as deferred revenue on the balance sheet. Royalty revenues are recorded as earned in accordance with the specific terms and conditions of the royalty agreement. Other revenues, consisting primarily of sales of parts, are recorded at the time of delivery.

(k) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). The resulting changes in the net future income tax asset or liability are included in income. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment or substantive enactment date. Future income tax assets are evaluated and if realization is not considered “more likely than not”, a valuation allowance is provided.

(l) Use of estimates:

Financial statements prepared in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, for accounts receivable, inventories, capital assets, investments, patent rights and other assets, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

By nature, asset valuations are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated net recoverable amounts and net realizable values may change by a material amount.

(m) Earnings per share:

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(n) Comparative figures:
Certain of the prior years comparative figures have been reclassified to conform with the presentation adopted for the current year.
3. Inventories:
	2003	2002

Top Eliminator:
Spare parts	$155,535	$142,916

Skycoaster:
Spare parts	32,548	29,816

	$188,083	$172,732

During the year ended July 31, 2002, the Company wrote-down Top Eliminator work-in-progress inventory by $331,000 (note 9) after an assessment of the carrying value of its inventory relative to the estimated net realizable value.

4. Capital assets:

			2003	2002
		Accumulated	Net book	Net book
	Cost	Amortization	Value	Value

Equipment	$132,483	$110,110	$22,373	$27,967
Skycoasters	112,089	112,089	−	36,947

	$244,572	$222,199	$22,373	$64,914

Cost of equipment as of July 31, 2002 was $168,518 and cost of Skycoasters as at July 31, 2002 was $542,911. Accumulated amortization at July 31, 2002 was $140,551 and $505,964, respectively.  During fiscal 2003 the Company sold one of the previously leased Skycoasters.

5. Investment:

During fiscal 1997, the Company entered into a sales and licence agreement with Malibu Entertainment Worldwide, Inc. (“Malibu”) to provide 32 lanes of the Top Eliminator ride in fiscal 1997, 40 lanes in fiscal 1998 and 48 lanes in fiscal 1999. During fiscal 1999, Malibu advised the Company that it would not be ordering the 48 lanes pursuant to the fiscal 1999 portion of the contract, and defaulted on the terms of the fiscal 1998 portion of the contract. As at July 31, 1999, installment payments in conjunction with the 1998 portion of the contract were in arrears for $1.1 million, which was included in accounts receivable.

During fiscal 2000, the Company entered into a settlement agreement whereby Malibu paid the Company the $1.1 million in cash due to the Company regarding the 1998 portion of the contract, and issued to the Company Malibu common shares having a trading value at the date of issuance of $1.5 million in exchange for 20 of the 40 lanes pursuant to the fiscal 1998 portion of the contract and for the Company canceling Malibu’s obligation to acquire the 48 additional lanes pursuant to the fiscal 1999 portion of the contract. The Company received 4,633,922 shares of Malibu that had an average trading value of $0.3237 per share at the time of issuance. The shares received were subject to a one year hold period (that expired February 18, 2001), and thereafter, could be sold in accordance with a formula arrangement that limit the number of shares the Company could sell on a monthly basis. The settlement agreement provided Malibu the option to purchase the shares from the Company for cash of $1.5 million to August 16, 2000, which expired unexercised. As a result of the above restrictions and other factors, the Company initially recorded the Malibu shares received at their estimated fair value of $500,000.

As at July 31, 2000, the quoted market value of the Malibu shares was $0.22 per share. At November 10, 2000, the quoted market value of Malibu shares had declined to $0.045 per share. As a result of this and other factors, the Company recorded a provision for the other than temporary decline in value of the Malibu shares of $300,000 as at July 31, 2000.

As at July 31, 2001, the quoted market value of the Malibu shares was $0.02 per share. Accordingly, the Company recorded a provision for the other than temporary decline in value of the Malibu shares of $199,999 to $1 (note 9).

On January 21, 2002, Malibu announced that it would terminate the registration of its common shares under the Securities and Exchange Act of 1934 and to cause its common shares to cease to be traded on the OTC Bulletin Board on January 24, 2002.

As at July 31, 2003, Malibu had filed for bankruptcy and its assets were subsequently purchased by a third party during the fiscal 2003 year.  As a result the Company has written off the carrying value of the Malibu shares to nil (note 9).

6. Patent rights:
The continuity of patents rights is as follows:

	Cost of patent rights acquired during fiscal 1998	$12,024,599
	Purchase price adjustments	(1,294,522)
	Amortization	(3,989,680)
	Write-down during fiscal 1999	(2,405,344)

	Balance at July 31, 2000	4,335,053
	Amortization	(1,664,947)

	Balance at July 31, 2001	2,670,106
	Amortization	(1,664,946)

	Balance at July 31, 2002	1,005,160
	Amortization	(1,005,160)

	Balance at July 31, 2003	$−

7. Long-term debt:
	2003	2002
Convertible securities which are unsecured, bear interest at 6% per annum and are convertible into common shares of the Company at a conversion price of $1.11 per share (net of equity component of $495,381 (note 7(a))	$−	$5,500,000
Accretion of implicit interest in convertible securities	−	455,439
6% implicit interest on convertible securities	−	979,368
Less $60,000 of convertible securities, plus accrued interest, converted into common shares	−	(55,381)
	−	6,879,426

Deferred gain on modification of convertible securities, net of amortization of $476,502 (note 7(a))	−	62,697
Note payable bearing interest at 5% per annum (note 7(a))	60,000	−

Amount due for settlement agreement (note 7(b))	235,573	360,135

Non-convertible secured loan bearing interest at 10.5% per annum (note 8(c))	2,656,667	2,656,667
	2,952,240	9,958,925

Less current portion of long-term debt	(2,952,240)	(7,390,987)

	$−	$2,567,938
(a) Convertible securities:

During fiscal 1998, the Company issued convertible securities for $6,000,000 which were convertible into common shares of the Company at a conversion price of the lesser of $2.50 per share or 85% of the quoted market price of the Company’s common shares until June 30, 2001. The securities bore interest at 6% per annum and were unsecured. At the Company’s option, any time before the holders elected to convert their convertible securities into common shares, the Company could repay the convertible securities for cash at 120% of the face value of the convertible securities, if the quoted market price of the Company’s common shares was less than $3.00 per share, and at 130% of the face value of the convertible securities, if the quoted market price of the Company’s common shares was greater than $3.00 per share. The convertible securities were split between long-term debt and equity components for accounting purposes at issuance.

During fiscal 1999, $60,000 of convertible securities, plus accrued interest of $927, were converted into 165,159 common shares of the Company.

During fiscal 2000, certain terms of the convertible securities were amended. The balance of outstanding convertible securities of $5,940,000 were then convertible into common shares of the Company at a fixed conversion price of $1.11 per share until December 31, 2002, when, subject to certain defined events not occurring, any remaining amounts owing would automatically be converted into common shares at the fixed conversion rate of $1.11 per share.

Interest on the convertible securities accrued until the convertible securities were converted or repaid. Interest on the convertible securities could be paid by way of cash or additional common shares of the Company at the option of the Company. As part of the amendment agreement, accrued interest payable to November 1, 1999 of $476,502 was waived. This gain was deferred and amortized to operations as a reduction of interest expense over the remaining term of the renegotiated debt.

Under the terms of the amendment agreement, the Company filed a Registration Statement with the U.S. Securities and Exchange Commission to register the 5,351,352 common shares issuable upon the conversion of the convertible securities. The Registration Statement became effective on April 28, 2000. The convertible securities were incrementally convertible on a monthly basis with certain restrictions regarding the amount and timing of conversions, until fully converted. The holder of the convertible securities agreed to restrictions as to the number of shares that could be sold as well as the timing of such sales.

During fiscal 2001, the Company filed a Registration Statement with the US Securities and Exchange Commission to register the 1,016,895 common shares related to the maximum amount of interest which could accrue at maturity on December 31, 2002. The issuance of these shares were approved by CDNX on December 14, 2000 and shareholder approval was received at the annual general meeting held January 11, 2001. The Registration Statement became effective on June 29, 2001.

On December 31, 2002, the convertible securities were not converted.  On January 23, 2003, the Company reached an agreement with the holder of a $5,950,000 convertible debenture (the “Debenture”) to satisfy and discharge all of the Company’s obligations through a combination of cash and common shares of the Company.  The Debenture, including accrued interest, was to have automatically converted into 6,368,247 common shares of the Company at $1.11 per share on December 31, 2002.  If the full conversion had taken place, the Debenture holder would have held a block of shares representing 26.68% of the post conversion shares of 23,872,744 common shares, (consisting of the pre-conversion number of shares outstanding of 17,504,497 plus the conversion shares of 6,368,247).  At the time of the settlement, the potential 26.68% holdings of the Debenture holder was reduced to 3.7% of the 20,007,297 outstanding common shares.

Under the terms of the agreement reached with the holder of the Debenture, the Company agreed to pay $120,000 in cash and issue 750,000 common shares to the holder in full and final satisfaction of the Debenture obligation.  $60,000 of the $120,000 was paid on January 23, 2003 and the Company signed a promissory note for the remaining $60,000 whereby the principal amount together with interest is to be paid in four monthly installments commencing July 31, 2003.

The Company did not meet its payment obligations and the promissory note is now due on demand and bears interest at 18% per annum until the entire amount is paid in full.

The effect of the settlement as at January 23, 2003 is as follows:
Convertible debenture plus accrued interest, including equity component of $495,381, prior to discharge	$7,564,127
Less consideration paid to Debenture Holder:
Cash	(60,000)
Note payable	(60,000)
Common shares converted and issued – 750,000 at US $1.11	(832,500)
Equity component of debenture	(495,381)
	(1,447,881)
Gain on settlement of convertible securities	$6,116,246

(b) Amount due for settlement agreement:

During fiscal 1998, the Company entered into a participation and cooperation agreement (the “Agreement”) with a third party related to the acquisition and further development of an improved amusement park dragster concept and ride. In fiscal 1999, the Company issued 300,000 common shares to the third party pursuant to the Agreement. In addition, pursuant to an option agreement with the third party, the Company granted the third party 500,000 stock options exercisable at $4.00 per share to February 1, 2000 and 200,000 stock options exercisable at $4.25 per share to February 1, 2000.

The Agreement provided that should the quoted market price of common shares of the Company received or acquired on exercise of the options be trading at less than $10 on five consecutive days at any time between the date of the agreement and February 1, 2000, the Company would, at the option of the third party, be required to pay to the third party an amount equal to the number of common shares of the Company that the third party acquired pursuant to the terms and conditions of the Agreement, and which were still held by the third party on February 1, 2000, multiplied by the difference between $10 and the market price in U.S. dollars for a common share of the Company as of February 1, 2000 (the “Share Price Differential”). In the event that the Company was unable to fulfill this obligation, the third party would no longer be bound by the terms and conditions of the Agreement.

If the Company had been required to settle this liability on July 31, 1999, the amount payable to the third party would have been approximately $4,933,000 (based on 500,000 common shares of the Company covered by the Agreement held by the third party at July 31, 1999 and the quoted market price of the Company’s common shares at July 31, 1999 of Cdn. $0.20).

During fiscal 2000, the Company renegotiated the terms and conditions of the Agreement with the third party by entering into a settlement agreement. The Company agreed to pay the third party a total of $750,000, which was accrued as at July 31, 1999, in installments during the period to August 1, 2003, and granted the third party an option to acquire two Skycoasters at the Company’s cost. The parties also agreed to cancel the 500,000 unexercised stock options and eliminate the previous terms regarding the Share Price Differential and all other terms and conditions relating to the original Agreement.

On August 1, 2001, the Company paid $200,000 to the third party and on June 28, 2002 renegotiated the remaining $250,000 that was due on or before March 31, 2002. The Company agreed to pay the principal sum of $260,135, which included legal fees, bearing interest at the rate of 8.5%, amortized over a period of twenty-four months, in equal monthly payments of $11,825 beginning August 1, 2002. The Company granted to the third party security interest in ten Top Eliminator dragsters (individual vehicles). In addition to the $260,135, as part of the settlement, $100,000 is due and payable August 1, 2003 which the Company was unable to pay.

(c) Non-convertible secured loan:

On November 5, 1999, the Company completed a $4,000,000 financing by way of a non-convertible secured loan bearing interest at 10.5% per annum which is repayable over five years in quarterly installments of principal and interest totaling $261,319.  The funds were used to complete the acquisition of SkyFun 1, Inc.  Under the terms of the loan agreement, the Company has pledged to the lender its common shares of Skycoaster, Inc., the Company’s subsidiary that merged with SkyFun 1, Inc., as well as the Skycoaster worldwide patents, trademarks and royalty stream. The loan may be repaid at any time with a penalty equal to the interest the lender would have otherwise earned over the remaining term of the loan.

On March 13, 2002, the Company renegotiated the payment terms of the loan agreement. It was agreed the loan would be repaid in sixteen (16) quarterly installments of principal and interest, the first four installments each in the amount of $70,349 commencing on February 15, 2002 and the last twelve installments each in the amount of $261,320 commencing February 15, 2003. All other terms of the loan remain in full force and effect.

As at July 31, 2003 the Company was in default on the February and May principal repayments totaling $386,999 and therefore the loan is now due on demand.  Accordingly, the entire balance of the promissory note has been classified as current.  Subsequent to year end the February payment was made in full.

8. Share capital:
(a) Authorized:
100,000,000 common shares without par value
(b) Issued:
	Number of shares	Amount

Balance at July 31, 2000, 2001 and 2002	17,504,497	$7,905,999

Issued for cash:
Private placement	2,000,000	65,859
Issued pursuant to discharge of convertible securities (note 7(a))	750,000	832,500
Treasury shares cancelled	(247,200)	(1,003,235)

Balance at July 31, 2003	20,007,297	$7,801,123

During the year, the Company cancelled 247,200 shares held in treasury with a stated value of $1,003.235.

As a result of the discharge of the convertible debenture (note 7(a)), the Company recognized an increase in contributed surplus of $495,831 which represents a settlement of the equity component of  the debenture at an assigned value of $nil.

(c) Stock options:

Stock options to purchase shares from the Company are granted to directors and employees of the Company on the terms and conditions acceptable to the applicable securities regulatory authorities in Canada, in particular the TSX Venture Exchange (TSX). In 2002, all options were granted in Canadian dollars which is the functional currency in which the grantee is remunerated. The Company has a formal stock option plan (the “Plan”) that allows the directors to grant stock options to purchase up to a total of 3,407,850 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares. No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant, less the applicable discounts), subject to a minimum price of Cdn. $0.10 per share, and the maximum term of each stock option may not exceed five years. Vesting provided at the discretion of the directors and once vested, options are exercisable at any time. Any shares issued on the exercise of stock options must be legended with a four month hold period commencing on the date the stock options were granted.

The continuity of stock options for fiscal 2003 is as follows:

Expiry	Exercise	July 31,			Expired or	July 31,
Date	Price	2002	Granted	Exercised	Cancelled	2003

10/28/02	Cdn. $0.24	30,000	–	–	(30,000)
11/03/02	Cdn. $0.24	400,000	–	–	(400,000)
12/31/03	Cdn. $0.16	300,000	–	–	(300,000)
11/25/05	Cdn. $0.10		2,075,000		(175,000)	1,900,000
12/31/05	Cdn. $0.16	300,000		–	–	300,000
		1,030,000	2,075,000	–	(905,000)	2,200,000
Weighted average exercise prices (Cdn. $)		$0.19	$0.10	$–	$(0.20)	$0.11
Number of options exercisable						2,100,000

The summary continuity of stock options for fiscal 2002 is as follows:

	July 31,			Expired or	July 31,
	2001	Granted	Exercised	Cancelled	2002

	1,235,000	300,000	–	(505,000)	1,030,000
Weighted average exercise prices (Cdn. $)	$0.60	$0.16	$–	$(1.15)	$0.19

The summary continuity of stock options for fiscal 2001 is as follows:

	July 31,			Expired or	July 31,
	2000	Granted	Exercised	Cancelled	2001

	1,390,000	300,000	–	(455,000)	1,235,000
Weighted average exercise prices (Cdn. $)	$0.68	$0.16	$–	$(0.58)	$0.60

As outlined in note 1(h), the Company adopted, on a prospective basis, the standards in Section 3870 of the CICA Handbook for accounting for stock-based compensation.  As permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value method of accounting for all employees’ stock-based compensation.  As a result, pro forma disclosure is required to reflect the impact on the Company as if it had elected to adopt the fair value method of accounting provisions of CICA Handbook Section 3870.

If compensation costs for the Company’s employee stock options issued in 2003 had been determined using the fair value method of accounting for stock-based compensation, for the year ended July 31, 2003, the Company’s net income would have decreased by $135,682 to $4,683,311 and by $0.01 per share to $0.25 per share.

Options issued in 2003 had a weighted fair value of Cdn. $0.10 per share.  The fair value was determined using the Black-Scholes valuation model using the following weighted average assumptions:

Expected life	2.94
Expected dividend	Nil
Expected volatility	269%
Risk-free interest rate	10.5%

(d) Share purchase warrants:
Expiry	Conversion	July 31,	Number of	July 31,
Date	Price	2002	Warrants Issued	2003

01/20/04	Cdn. $0.10	-	2,000,000	Cdn. $200,000

On January 20, 2003, the Company completed a private placement for 2,000,000 shares.  Each share includes one share purchase warrant exercisable at Cdn. $0.10 per share until January 20, 2004.  All securities issued in connection with this transaction are subject to a one-year hold period and cannot be sold or transferred until January 20, 2004.

There were no share purchase warrants outstanding for fiscal 2002 and 2001.

(e) Weighted-average shares outstanding:

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year of 18,679,000 (2002 – 17,257,297; 2001 – 17,257,297). Diluted loss per share does not differ from basic loss per share as all potential common shares are anti-dilutive.

9. Write-down of assets, legal and other costs:
The Company incurred the following costs in connection with restructuring various agreements and assessing the carrying value of its assets:

			2003	2002	2001

Write-down of Top Eliminator inventory			$−	$331,000	$676,496
Write-down of investment in Malibu			1	−	199,999
			$1	$331,000	$876,495
10. Income taxes:
The income tax rate for the years ended July 31, 2003, 2002 and 2001 varied from the basic federal and British Columbia provincial income tax rate as follows:

			2003	2002	2001

Basic rate			38.4%	(39.4)%	(45.6)%

Tax benefits of losses not recognized			1.4%	11.37%	7.7%
Foreign taxes differing from basic rate			-	.48%	13.4%
Gain on settlement of convertible securities not taxable			47.5%	–	−
Withholding taxes on inter-corporate interest			.50%	.45%	2.4%
Amortization of patent rights not tax deductible			7.22%	25.46%	26.4%
Other			(.01%)	3.64%	(1.3)%

Effective rate			0.01%	2.0%	3.0%

Income tax expense comprises the following:
United States federal and state income taxes			$3,146	$49,991	80,641
Withholding taxes			53,978	30,040	112,824
			$57,124	$80,031	$193,465

The tax effect of the temporary differences that give rise to future tax assets and future tax liabilities are presented below:

	2003	2002
Future income tax assets
Tax loss carry forwards	$331,878	$916,314
Research and development and other	-	132,473
Unpaid interest	110,975	103,694
Capital assets	171,503	206,822
Patent rights	-	147,664
Total gross future income tax assets	614,356	1,506,967
less: valuation allowance	(612,396)	(1,488,737)
Total future income tax assets	$1,960	$18,230
Total future income tax liability	$(1,960)	$(18,230)
	$-	$-

Management believes that it is not more likely than not that it will create sufficient taxable income to realize its future tax assets. As a result, a full valuation allowance has been recognized.

At July 31, 2003, the Company has non-capital losses carried forward for tax purposes totaling approximately $962,000 which are available to reduce taxable income of future years in the amount of $194,000 in Canada and $768,000 in the United States. The losses in Canada expire commencing in 2010 and in the United States commencing in 2018 through 2022.

11. Supplementary cash flow information:
Supplementary non-cash operating, financing and investing activities are as follows:

	2003	2002	2001
Financing activities:
Share issued on settlement of convertible securities	$832,500	$-	$−
Interest paid	228,380	295,067	361,547
Income taxes paid	54,608	59,818	85,898

12. Financial instruments:
(a) Fair value:

As at July 31, 2003 and 2002, the carrying amounts of the Company’s current financial instruments, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair value due to the immediate or short-term maturity of these financial instruments. The Company’s long-term debt approximates the fair value due to the immediate maturity of the financial instrument (2002 - $9,896,228).

(b) Concentration of credit risk:

One customer representing the sale of an amusement ride accounted for 22% of all product sales for the year ended July 31, 2003 (2002 – two customers accounted for 46%; 2001 – four customer accounted for 72%). As at July 31, 2003, the customer was not indebted to the Company but in the previous two years accounts receivable from them represented the following percentage of total assets (2002 – 1%; 2001 – 8%). Management utilizes established credit policies to mitigate this risk.

13. Segment disclosures:

The Company considers its business to comprise a single operating segment, being the development, construction and sale of actual experience amusement rides. Supplementary information disclosed by geographic area based on customer location is as follows:

	Outside U.S.	U.S.	Total
2003:
Revenues including interest income	$227,663	$2,022,856	$2,250,519
Income for the year	4,796,274	22,719	4,818,993
Identifiable assets	49,289	786,937	836,226

2002:
Revenues including interest income	$239,528	$2,737,529	$2,977,057
Loss for the year	(1,148,877)	(1,294,289)	(2,443,166)
Identifiable assets	101,298	1,894,399	1,995,697

2001:
Revenues including interest income	$318,922	$3,921,215	$4,240,137
Loss for the year	(1,134,110)	(1,931,833)	(3,065,943)
Identifiable assets	193,310	5,255,340	5,448,650

14. Commitments and contingencies:
In addition to the commitments and contingencies disclosed elsewhere in these financial statements, the Company has the following commitments:
(a) The Company has aggregate office lease and estimated lease cost commitments during the next five years approximately as follows:

2004	$45,342
2005	32,636
2006	4,020
2007	3,783
2008	946
$86,727

(b)

Due to the nature of the Company's business, and the potential personal injury lawsuits and claims against the park operators and the Company as a manufacturer, the Company carries general liability insurance, which provides coverage of up to a general aggregate limit of $1 million (2002 - $5 million) per loss occurrence with a self-insured retention of $25,000 (2002 - $25,000).  Matters that are probable of unfavorable outcome to the Company and which can be reasonably estimated are accrued. Such accruals are based on information known about such matters, the Company's estimates of the outcome of such matters and its experience in contesting, litigating and settling similar matters.  However, should the claim be settled for amounts in excess of the established reserves, such costs will be charged to operations as incurred.  None of the actions known to management are believed to involve amounts that would be material to the Company's consolidated financial position, operations, or liquidity.

15. Differences between Canadian and United States generally accepted accounting principles:
Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following:
(a) Presentation of gross margin and operating income (loss):

Under U.S. GAAP, the inventory write-down of $nil (2002 - $331,000, 2001 – $676,496) would be included in cost of sales and the amortization of capital assets of $44,318 (2002 - $103,326, 2001 - $117,003), amortization of patent rights of $1,005,160 (2002 - $1,664,946, 2001 - $1,664,947), the write-down of other assets, legal and other costs of $1 (2001 - nil, 2001 - $199,999) would be included in operating expenses. The negative gross margin under U.S. GAAP in 2001 is due to the significant cost of sales which includes a write-down of $676,496 of Top Eliminator inventory which has no comparable revenue in 2001. These differences are summarized as follows:

	2003	2002	2001

Gross margin under Canadian GAAP	$370,852	$568,455	$511,178
Write-down of Top Eliminator inventory	-	(331,000)	(676,496)

Gross margin under U.S. GAAP	$370,852	$237,455	$(165,318)

	2003	2002	2001

Operating income (loss) under Canadian GAAP	$323,142	$412,191	$443,762
Amortization of capital assets	(44,318)	(103,326)	(117,003)
Amortization of patent rights	(1,005,160)	(1,664,946)	(1,664,947)
Write-down of other assets, legal and other costs	1	-	(199,999)

Operating income (loss) under U.S. GAAP	$(726,335)	$(1,356,081)	$(1,538,187)

(b) Impairment of long-lived assets:

Under U.S. GAAP, the $2,405,344 write-down of patent rights in 1999 (note 6) would have been calculated using discounted estimated future cash flows. Under such calculation methods, using a discount rate of 10%, an additional provision of $1,245,202 would have been recorded. In fiscal 2000 and future years, this difference will reduce amortization of patent rights for U.S. GAAP purposes.

(c) Convertible securities:

Under Canadian GAAP, convertible securities are split into their liability and equity components based on their fair values at the time of issuance. Subsequent to initial recognition, the implied debt discount is recognized as additional interest expense over the term to maturity. Under U.S. GAAP, the intrinsic value of the embedded beneficial conversion feature of convertible securities issued with a non-detachable conversion feature that are in-the-money at the date of issuance is allocated to additional paid in capital. The amount allocated is to be accounted for as additional interest expense over the minimum period in which the holder can realize its return. The beneficial conversion option on the convertible debt described in note 7(a) at the date of its issuance was $975,000. The deemed discount attributable to this beneficial conversion option was amortized to interest expense over the period to the first conversion date.

As a result of these differences and settlement of the convertible securities as at January 23, 2003 (note 7(a)), under U.S. GAAP, convertible securities in long-term debt as at July 31, 2003 would be $nil (2002 - $5,940,000), equity component of convertible debentures as at July 31, 2003 would be $nil (2002 - $975,000), the value of share capital issued on conversion of convertible securities in 1999 would be increased by $9,000, interest expense for the year ended July 31, 2003 would decrease by $48,941 (2002 - $95,820, 2001 - $95,820), the contributed surplus from the discharge component of the convertible securities for the year ended July 31, 2003 would increase by $479,619 (2002 - $nil)  and deficit at July 31, 2003 would increase by $479,619 (2002 - $528,561).

Differences affecting the Company’s financial statements are summarized as follows:

	2003	2002	2001

Income (loss) for the year under Canadian GAAP	$4,818,993	$(2,443,166)	$(3,065,943)
Reduction in amortization of patent rights (b)	208,604	345,533	345,533
Interest expense adjustments for equity component of convertible securities (c)	48,941	95,820	95,820

Income (loss) for the year under U.S. GAAP	$5,076,538	$(2,001,813)	$(2,624,590)

Earnings (loss) per share under U.S. GAAP	$0.27	$(0.15)	$(0.09)

	Under Canadian GAAP	Adjustments to reconcile to U.S. GAAP	Under U.S. GAAP

2003
Issued share capital	$7,801,123	$9,000	$7,810,123
Contributed surplus	505,236	479,619	984,855
	8,306,359	488,619	8,794,978

Deficit beginning of the year	(15,629,224)	(737,164)	(16,366,388)

Income for the year	4,818,993	48,941	5,076,538
		208,604

Deficit end of year	(10,810,231)	(479,619)	(11,289,850)

Shareholders’ deficiency	$(2,503,872)	$9,000	$(2,494,872)

2002
Issued share capital	$7,905,999	$9,000	$7,914,999
Shares held in treasury	(1,003,235)	-	(1,003,235)
	6,902,764	9,000	6,911,764

Equity component of convertible securities	495,381	479,619	975,000

Deficit beginning of the year	(13,186,058)	(1,178,517)	(14,364,575)

Income (loss) for the year	(2,443,166)	95,820	(2,001,813)
		345,533

Deficit end of year	(15,629,224)	(737,164)	(16,366,888)

Shareholders’ deficiency	$(8,231,079)	$(248,545)	$(8,479,624)

 FORM 61

Quarterly Report

Incorporated as part of:

 Schedule A

x

 Schedules B & C

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:  ThrillTime Entertainment International, Inc.

ISSUER ADDRESS:  #322 – 4585 Canada Way

                                    Burnaby, BC

                                    V5G 4L6

ISSUER PHONE NUMBER:  (604) 294-8084

ISSUER FAX NUMBER:        (604) 294-8709

CONTACT PERSON:              Ralph Proceviat

CONTACT’S POSITION:        President

CONTACT TELEPHONE NUMBER:  (604) 294-8084

FOR QUARTER ENDED:  July 31, 2003

DATE OF REPORT:  December 12, 2003

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THERIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Ralph Proceviat

Ralph Proceviat

03/12/12

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

Sherrill Cyr

Sherrill Cyr

03/12/12

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Schedule B: Supplementary Information

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Year ended July 31, 2003

Refer to financial statements and notes in Schedule A.  Supplemental disclosure is as follows:

ANALYSIS OF EXPENSES AND DEFERRED COSTS

Cost of sales:

Cost of sales totals $592,897, which includes manufacturing, parts and components of $574,897 and sales commissions of $18,000.

Operating expenses:

General and Administrative expenses amounted to $1,285,377 for the year and include $399,708 for general liability insurance, $89,444 for legal fees,  $55,466 for accounting and audit, $96,267 for rent, $478,323 for wages, benefits and consulting fees and the remaining $166,169 for travel, telephone and office expenses.

Marketing and selling expenses totaling $37,178 include $7,800 for shareholder communications, $8,895 for advertising and promotion of the Company’s attractions and $20,483 for the annual IAAPA trade show held in Orlando, Florida.

Interest expense:

Interest expense of $513,792 (net of interest income of $715) relates to a convertible security and a non-convertible secured loan.

RELATED PARTY TRANSACTIONS

There were no related party transactions during the current fiscal year.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE YEAR

a)

2,750,000 common shares were issued and 247,000 treasury shares were cancelled during the year:

	Number of shares	Amount

Balance at July 31, 2002	17,504,497	$7,905,999

Issued for cash:
Private placement	2,000,000	65,859
Issued pursuant to discharge of convertible securities	750,000	832,500
Treasury shares cancelled	(247,200)	(1,003,235)

Balance at July 31, 2003	20,007,297	$7,801,123

b)

The following stock options were granted during the year:

Optionee	Date Granted	Number Granted	Exercise Price Cdn $	Expiry Date

Ralph Proceviat	09/12/02	400,000	$ 0.10	10/31/05
Darrel Taylor	09/12/02	350,000	$ 0.10	10/31/05
Sherrill Cyr	09/12/02	350,000	$ 0.10	10/31/05
Michael Gutknecht	09/12/02	150,000	$ 0.10	10/31/05
Loralee Janssen	09/12/02	150,000	$ 0.10	10/31/05
Mary Oswald	09/12/02	75,000	$ 0.10	10/31/05
Val Potter	09/12/02	100,000	$ 0.10	10/31/05
Gang Consulting	10/30/02	150,000	$ 0.10	10/31/05
Frank Deacon	11/25/02	350,000	$ 0.10	10/31/05

c)

The following share purchase warrants were granted in connection with the private placement during the year:

Expiry	Conversion	July 31,	Number of	July 31,
Date	Price	2002	Warrants Issued	2003

01/20/04	Cdn. $0.10	-	2,000,000	Cdn. $200,000

SUMMARY OF SECURITIES AS AT JULY 31, 2003

a)

Authorized share capital:  100,000,000 common shares without par value

Issued and outstanding:  20,007,297 common shares

b)

Summary of stock options outstanding:

Expiry	Exercise	July 31,			Expired or	July 31,
Date	Price	2002	Granted	Exercised	Cancelled	2003

10/28/02	Cdn $0.24	30,000	-	-	(30,000)	-
11/03/02	Cdn $0.24	400,000	-	-	(400,000)	-
12/31/03	Cdn $0.16	300,000	-	-	(300,000)	-
10/31/05	Cdn $0.10	-	2,075,000	-	(175,000)	1,900,000
12/31/05	Cdn $0.16	300,000	-	-	-	300,000

		1,030,000	2,075,000	-	(905,000)	2,200,000

c)

Summary of convertible securities:

Expiry	Conversion	July 31,	Amount	Number of	Amount	July 31,
Date	Price	2002	Converted	Shares Issued	Discharged	2003

12/31/02	U.S. $1.11	$5,940,000	$832,500	750,000	$(5,107,500)	-

d)

Summary of warrants outstanding:

Expiry	Conversion	July 31,	Number of	July 31,
Date	Price	2002	Warrants Issued	2003

01/20/04	Cdn. $0.10	-	2,000,000	2,000,000

e)

Shares in escrow:

NIL

DIRECTORS AND OFFICERS

Ralph Proceviat, Director, Chairman of the Board, President and Treasurer

Sherrill Cyr, Director and Secretary

Frank Deacon, Director

Darrel Taylor, Director

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Schedule C: Management Discussion and Anaylsis

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Year ended July 31, 2003

DESCRIPTION OF BUSINESS

ThrillTime Entertainment International, Inc. is in the business of developing, manufacturing and acquiring proprietary actual experience amusement rides for sale to destination and regional amusement parks and family fun centers throughout the world.

The Company currently markets two rides: Skycoaster®, a combination freefall and swing thrill ride experience from as high as 300 feet at speeds of up to 70 miles per hour; and Top Eliminator Dragsters®, which provides a real life drag racing experience.  The Company owns the proprietary patent rights and trademarks for these two rides and generates product sales and royalty revenue from the following sources:

•

Sale of rides (including installation supervision);

•

Long-term on-going royalty revenue as a % of gross ride and merchandise sales in exchange for territorial protection;

•

Mandatory annual training and certification revenue to ensure that the highest safety standards are maintained by park operators; and

•

Customers are required to purchase specific parts and services from our group of companies - serial numbered flight suits, certified cables etc. – to protect the riders and parks.

As at July 31, 2003 the Skycoaster® was operating in 73 sites and the Top Eliminator® was operating in 4 sites.

Marketing

On January 1, 2003, the Company appointed Fair Play, Inc., based out of the Orlando, Florida area, as its exclusive, world-wide authorized sales representative for the Skycoaster®.  Under the terms of the sales representative agreement, Fair Play, Inc. is compensated on a commission only basis and is responsible for paying its own selling expenses. Fair Play, Inc. assists the Company with (i) the sale, licensing and distribution and (ii) the establishment of joint ventures between the Company and third parties with respect to the following products:

•

the Skycoaster® package, consisting of the Company’s proprietary amusement ride “Skycoaster®”, together with all modifications, improvements and upgrades thereto made or developed by the Company.

•

the SkySpider™ package, consisting of the Company’s proprietary amusement ride “SkySpider™”, together with all modifications, improvements and upgrades thereto made or developed by the Company; and

•

all future products

The sale, licensing and distribution of the Top Eliminator Dragsters® is being handled internally but discussions are underway to move this responsibility over to Fair Play, Inc.

The sales season for the Company’s two product lines typically heats up in the July to  September time frame i.e. sales made in July, August and September will be installed in the following February to April timeframe to meet the May Memorial Day long weekend in the U.S., the start of most park’s operating season.  Since the appointment of Fair Play, Inc. did not occur until January 1, 2003, the Company missed the sales and installation window for fiscal 2003. During the year, we have seen a resurgence in interest in both the Skycoaster® and Top Eliminator® attractions.  This interest is coming from Europe, the Middle East as well as the USA.  The Company again combined its annual ThrillTime Safety Seminar with the AIMS (Amusement Industry Manufacturers & Suppliers) International Safety Seminar and Certification Testing held in Kissimmee, Florida in January 2003.

The Company exhibited at the annual IAAPA (International Association of Amusement Parks and Attractions) Convention held November 2002 in Orlando, Florida.

In addition to responding to sales leads, management is implementing strategies focused on maximizing royalty, joint venture revenue, parts and service revenue.

OPERATIONS AND FINANCIAL CONDITION

Anticipating a continued slow down in ride sales due to the overspending by parks in the late 1990’s, combined with a downturn in the global economy, a decline in attendance within the amusement park industry and the impact of September 11, 2001, the Board of Directors and management team  focused on implementing a debt reduction and management program and reducing operating expenses over the year.

Debt Reduction and Management Program

A primary objective of the Board of Directors has been to bring down the debt load associated with the acquisition of the Skycoaster® business and a settlement agreement related to the Top Eliminator®. The first step in the debt reduction program was to successfully eliminate the convertible debenture.

a)

Gain on Settlement of Convertible Securities:

On January 23, 2003, the Company reached an agreement with the holder of a $5,950,000 convertible debenture (the “Debenture”) to satisfy and discharge all of the Company’s obligations thereunder through a combination of cash and common shares of the Company. The Debenture, including accrued interest, was to have automatically converted into 6,368,247 common shares of the Company at $1.11 per share on December 31, 2002.  If the full conversion had taken place, the Debenture holder would have held a block of shares representing 26.68% of the post conversion shares of 23,872,744, (consisting of the pre-conversion number of shares outstanding of 17,504,497 plus the conversion shares of 6,368,247).

Under the terms of the agreement reached with the holder of the Debenture, the Company agreed to pay $120,000 in cash and issued 750,000 common shares to the holder in full and final satisfaction of the Debenture obligation. $60,000 of the $120,000 was paid on January 23, 2003 and the Company signed a promissory note for the remaining $60,000 whereby the principal amount together with interest is to be paid in four monthly installments commencing July 31, 2003.

On January 20, 2002 the Company completed a 2,000,000 unit private placement.  Each unit consisted of one common share at Cdn. $0.05 per share and one share purchase warrant exercisable at Cdn. $0.10 per share until January 20, 2004.  All securities issued in connection with this transaction are subject to a one year hold period and cannot be sold or transferred until January 20, 2004.  The proceeds received by the Company from this transaction were used to make the initial $60,000 cash payment to the Debenture holder.

The effect of the settlement as at January 23, 2003 is as follows:

Convertible debenture plus accrued interest, including equity component of $495,381, prior to discharge	$7,564,127
Less consideration paid to Debenture Holder:
Cash	(60,000)
Note payable	(60,000)
Common Shares issued – 750,000 at US $1.11	(832,500)
Equity component of debenture	(495,381)
(1,447,881)
Gain on settlement of convertible securities	$6,116,246

At the time of the settlement, the potential 26.68% holdings of the Debenture holder were reduced to 3.7% of the 20,007,297 outstanding common shares.

b)

Long Term Debt

As depicted below, the settlement with the Debenture holder reduced the Company’s overall long-term debt from $9,958,925 as at July 31, 2002 to $2,952,240 as at July 31, 2003, a 70% reduction.

	July 31, 2003	July 31, 2002
Convertible securities which are unsecured, bear interest at 6% per annum and is convertible into common shares of the Company at a conversion price of $1.11 per share (net of equity component of $495,381)	$–	$5,500,000
Accretion of implicit interest in convertible securities	-	455,439
6% implicit interest on convertible securities	-	979,368
Less $60,000 of convertible debenture, plus accrued interest converted into common shares	-	(55,381)
	-	6,879,426
Deferred gain on modification of convertible securities, net of amortization of $476,502	-	62,697
Note payable bearing interest at 5% per annum	60,000	-
Amount due for settlement agreement	235,573	360,135
Non-convertible secured loan bearing interest at 10.5% per annum	2,656,667	2,656,667
	2,952,240	9,958,925
Less current portion of long-term debt	(2,952,240)	(7,390,987
Long-term debt as at July 31, 2003	$-	$2,567,938

Making up the long-term debt balance of $2,952,240 is the remaining $2,656,667 of a $4,000,000 non-convertible secured loan associated with the purchase of Skycoaster, Inc. in June 1998, the $60,000 promissory note associated with the convertible debenture and $235,573 related to a settlement agreement.

As reported in the Company’s 3rd quarter statements, in anticipation of low cash reserves during the off season – November through April - the Company informed the secured loan lender that without a re-structuring of the current payment terms of the loan, there was a high probability that the, February 15, 2003 and May 15, 2003 principal and interest payments of $261,320 per quarter would not be made on time. As of July 31, 2003 the Company was only able to pay $70,349, which covered the interest component of the February 15, 2003 payment. As a result of these two missed payments, the loan is not in good standing. The Company has been working closely with the lender and has informally been given time to cure the default by raising funds through operations and/or seeking out alternative long term financing.  However, there is no assurance that the Company will continue to receive the co-operation and support from the Lender.

Revenues and Cost of Sales

Revenue on sales of Skycoasters® and Top Eliminator Dragsters® is recognized in the statement of operations using the percentage of completion method. Sales revenue on parts is recognized in the period in which the sale occurs.  Royalty income is recognized in the period in which the royalty is earned.

Revenues from product sales, royalties, interest income and other revenue for the year ended July 31, 2003 were $2,249,804 compared to $2,961,096 for the comparable period a year earlier.

Gross margin for the year ended July 31, 2003 was $370,852 compared to $568,455 for the year ended July 31, 2002 due to lower product sales revenue.

Royalty and other revenue for the year ended July 31, 2003 was $1,286,055, compared to $1,282,197 for the previous year.

Operating Expenses

General and administration expenses for the year ended July 31, 2003 were $1,285,377, compared to $1,372,424 for the corresponding year ended July 31, 2002.  These expenses include $399,708 for insurance coverage, up $212,839 or 114% for the same period in 2002.  Insurance premiums charged to the amusement ride industry as a whole have risen drastically over the past two years, primarily as the continuing result of the events of September 11, 2001 as well as risks associated with the amusement industry.   Also included in General and Administrative expenses are legal fees which amounted to $89,444, down $72,003 over the same period in 2002 attributable to $42,500 being recoverable through an arbitration award.  These fees primarily include costs associated with ongoing insurance claims, maintenance of the Company’s intellectual property (patents and trademarks) and discharge of the convertible debenture.  Insurance policies require that the Company retain the services of counsel to administer claims handled within each annual Self-Insured Retention (SIR) (deductible).  Legal expenses attributable to the intellectual property amounted to $22,158 and $44,991 to the SIR which includes the recovery of $42,500 from an arbitration award.

Wages, benefits, bonus and consulting fees amounted to $478,323 down $175,439, or 27% due to a reduction in the number of employees and elimination of Company-paid benefits.  Rent, telephone and travel amounted to $152,522, down $79,806, or 34%.  Audit and regulatory fees are $74,076, up $22,318 from 2002 due to more stringent regulatory reporting requirements for SEC filing.   The remaining $91,304 in General and Administrative expenses relates to office expenditures, including costs associated with combining the Colorado and Utah  operations offices and relocating to one office in Utah.

Marketing and selling costs for the year ended July 31, 2003 amounted to $37,178 which includes shareholder communications, advertising and promotion of the Company’s attractions and attendance at the annual IAAPA trade show, down $19,806 or 35%.

Operating Income

The operating income before interest expense, income taxes, amortization and gain on the settlement of the convertible debenture for the year ended July 31, 2003 was $323,142 compared to an operating income of $412,191 for the year ended July 31, 2002.

Interest expense, net of interest income of $715 for the year ended July 31, 2003 was $513,792, compared to interest expense of $676,054 for the year ended July 31, 2002. The decrease in interest of $162,262 or 24% is due primarily to the settlement of the convertible securities on January 23, 2003.

Amortization expenses relating to capital assets and patents for the year ended July 31, 2003 amounted to $1,049,478, compared to $1,768,272 for the prior year.  As at July 31, 2003, the patents were fully amortized.  Although the patents for the Skycoaster® and Top Eliminator® have been fully amortized for accounting purposes, the Company will continue to receive royalty and parts and service revenue for a minimum seven year period for Skycoaster® and nine years for the Top Eliminator®.

Net Income

Net income for the year ended July 31, 2003 was $4,818,993 or $0.26 per share, compared to a net loss of $2,443,166 or $(0.14) per share for the year ended July 31, 2002.  The improved results reflect the gain on the settlement of Convertible Securities, the gain on the sale of a Company owned asset and a combination of lower operating costs, lower interest expense and lower patent amortization expense.

Net cash flow from operations for the period was a negative $232,917 or $0.01 per share compared to a positive cash flow from operations of $43,148 or $0.002 for the same period last year.

Capital Structure

As of July 31, 2003 there were 20,007,297 common shares outstanding.  On January 21, 2003, 247,200 common shares held in treasury were cancelled.  On January 21, 2003, 750,000 common shares were issued pursuant to the settlement of convertible securities and on January 20, 2003, 2,000,000 common shares were issued in connection with a private placement.  As of December 10, 2003 there were 20,007,297 common shares outstanding.

Investor Relations

The Company manages its investor relations program using in-house resources.  Investors are updated on current events through press releases, quarterly financial statements, and the annual report.  The Company has an Internet Web Site, the address of which is: www.thrilltime.com.

LIQUIDITY, CAPITAL RESOURCES AND SUBSEQUENT EVENTS

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business.  Operations to date have been primarily financed by long-term debt and equity transactions.

As at July 31, 2003 the Company had $202,943 in cash and short-term deposits compared to $265,729 as at July 31, 2002, a decrease of $62,786.  Despite the fact that the long term debt has been reduced by over 70% from the previous year, as noted in the previous section, the Company continues to struggle with meeting its debt servicing obligations.  With the current low share price, issuing shares to eliminate or reduce the debt load does not make good business sense and would be punitive to existing shareholders from a dilution perspective.  In order to remain financially viable, management has been actively working towards re-negotiating its current debt on more favorable financing terms and/or eliminating its debt completely by teaming up with like-minded strategic and financial partners.

Subsequent Events

a)

Subsequent to the year end, the Company made the outstanding February 15, 2003 payment on the non-convertible secured loan.  However, it has been unable to make the May, August and November 15th payments totaling $783,957.  In its attempt to clear up the arrears status of this loan, the Company has been working with the secured lender towards re-negotiating more favorable terms.

In addition, management has also been seeking out new lenders willing to re-finance the entire loan.  The benefits of re-financing the loan include being able to take advantage of lower interest rates as well as match the amortization period of the loan more closely with the term of the license agreements and life of the existing patents, both of which extend beyond 2010.

To date, the Company has not been successful in re-negotiating more favorable terms with the secured lender and, although discussions continue with a limited number of potential partners, has not been able to finalize a take out arrangement with a new lender or third party.

b)

Pursuant to the Top Eliminator® settlement agreement, the Company was required to make a lump sum payment in the amount of $100,000 on or before August 1, 2003.  The Company did not meet its payment obligation and is currently attempting to re-negotiate a settlement.

c)

Pursuant to the terms of the $60,000 promissory note associated with the settlement of the convertible debenture, the Company was required to make four monthly payments in the amount of $15,000 plus interest in July, August and September 2003.  The Company did not meet its payment obligations and is currently attempting to re-negotiate a settlement.  The promissory note is now due on demand and bears interest at 18% per annum until the entire amount is paid in full.

d)

On November 30, 2003, 300,000 stock options granted to Ralph Proceviat, exercisable at Cdn. $0.16 per share on or before December 31, 2005, were cancelled.

At July 31, 2003 the Company had a shareholders’ deficiency of $2,503,872 and has generated losses in each of the last three fiscal years.  Due to market conditions and limited ride sales due in part because of territorial limitations built into existing licensing agreements, the Company continues to struggle with servicing its heavy “acquisition” debt load.  There can be no assurances that the Company will be successful in generating sufficient cash to pay down its debt, re-negotiate more favorable terms with its existing lenders and/or arrange for financing with a new lender.  If it is not, the Company will be required to reduce operations or liquidate assets.    The Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent financing, the continued support of creditors, customers and shareholders.

This discussion and analysis may contain forward-looking statements that are based on management’s estimates, beliefs and opinions on the date the statements are made.  Forward-looking statements involve risks and uncertainties, including changes in markets, competition, technology and general economic conditions.